SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 14, 2003

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

ITEM 5. OTHER EVENTS.

On November 14, 2003, Irwin Financial Corporation announced issuance of $50 million of trust preferred securities to refinance $50 million of outstanding debt due 2027 as described in the news release attached as Exhibit 99.1.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

99.1 News Release issued November 14, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: November 14, 2003   By   /s/ GREGORY F. EHLINGER
                                   _____

                                        GREGORY F. EHLINGER
                                        Senior Vice President and Chief
                                        Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	News Release issued November 14, 2003

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917

IRWIN FINANCIAL CORPORATION ANNOUNCES
ISSUANCE OF $50 MILLION OF TRUST PREFERRED SECURITIES;
PLANS TO REDEEM $50 MILLION OF OUTSTANDING DEBT DUE 2027

(Columbus, IN, November 14, 2003) Irwin Financial Corporation (NYSE: IFC) today announced that it has completed a private placement of $50 million of floating rate trust preferred securities issued by IFC Statutory Trust VII. The underlying subordinated debentures mature in 2033, bear interest at three-month LIBOR plus 290 basis points, reset quarterly, and are callable at the option of the company at par on or after November 14, 2008.

The company intends to use the proceeds of the offering to redeem the 9.25% subordinated debentures due March 31, 2027, underlying $50 million of 9.25% cumulative trust preferred securities (NYSE: IFC pp) issued by IFC Capital Trust I in 1997. The company today provided notice to the trustee of its plans to redeem these securities effective December 15, 2003.

The newly issued trust preferred securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This notice does not constitute an offer to sell or the solicitation of an offer to buy the securities.

Irwin Financial Corporation (www.irwinfinancial.com) is an interrelated group of specialized financial services companies organized as a bank holding company, with a history tracing to 1871. The Corporation, through its major subsidiaries -- Irwin Mortgage Corporation, Irwin Union Bank, Irwin Home Equity Corporation, Irwin Commercial Finance, and Irwin Ventures -- provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.